FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                 April 14, 2005

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

 (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [_]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes [_] No [X]

     INFICON Reports First Quarter 2005 Revenue of $50.0 Million

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--April 14, 2005--INFICON (SWX Swiss Exchange: IFCN), a leading manufacturer of instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced financial results for the first quarter ended March 31, 2005.
    Revenues for the first quarter of 2005 were $50.0 million, compared to $47.3 million for the first quarter of 2004, representing a 5.7% increase. On a constant dollar basis, revenues for the quarter increased 2.5%. The company reported net income of $3.9 million ($1.67 per diluted share - $0.17 per ADS). In the first quarter of 2004, the company reported net income of $3.5 million ($1.51 per diluted share - $0.15 per ADS).
    Lukas Winkler, president and chief executive officer, commented, "We are pleased with the improvements in our first quarter performance, driven primarily by sales to the refrigeration/air conditioning, industrial and automotive markets, as well as continued demand in the 300mm semiconductor manufacturing equipment space. We believe the segments of the semiconductor market that INFICON serves will continue to grow as evidenced by interest in our in situ metrology products, such as FabGuard Analysis software and in situ sensors, especially in Asia. This quarter we shipped over $4 million of these products to a single, major Korean customer. We are also encouraged by the renewed signs of activity in the data storage markets and in OLED manufacturing of flat-panel displays.
    "Sales of our Environmental Health & Safety ("EH&S") products to the emergency response and security markets, although slightly less than in last year's first quarter, recovered due to improved sales to U.S. military agencies. In addition, we received a number of orders from environmental agencies in China for HAPSITE Chemical Identification Systems and water monitoring products.
    "Based on our existing pipeline of opportunities and the current environment in our industries, we expect to generate sales of approximately $49 million in the second quarter of 2005. This guidance is approximately on par with sales of the second quarter of 2004, which totaled $49.8 million. For the second quarter of 2005, we expect net income of approximately $3.0 million ($1.28 per diluted share - $.13 per ADS)."
    As of March 31, 2005, the company had $58.3 million in cash, cash equivalents and short term investments, having used $0.7 million for operations and $1.2 million in investing activities during the first three months of the year.

    Conference Call Information

    INFICON will hold a conference call to discuss its first quarter 2005 results on Thursday, April 14, 2005 at 02:30 p.m. CET /08:30 a.m. ET. To access the conference call, please dial +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com.
    A telephone replay of the call will be available from 5:30 p.m. CET/11:30 a.m. ET on April 14 through 5:59 a.m. CET April 22 /11:59 p.m. ET on April 21. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), conference ID number 5076062. An archived replay of the conference webcast also will be available on the INFICON website.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection to the air conditioning/refrigeration industries and toxic chemical analysis for the emergency response and security markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", "outlook", "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2004 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004 and 2005. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                          INFICON Holding AG
                   Consolidated Statements of Income
         (U.S. Dollars in thousands, except per share amounts)
                              (unaudited)


                                                   Three Months Ended
                                                        March 31,
                                                     2005      2004
                                                     ----      ----

Net sales                                          $50,038   $47,328
Cost of sales                                       26,610    24,726
                                                  --------- --------
Gross profit                                        23,428    22,602

Research and development                             5,116     5,117
Selling, general and administrative                 13,071    12,964
                                                  --------- --------
Operating income from continuing operations          5,241     4,521

Interest expense (income), net                         (74)       16

Other (income), net                                    (57)     (988)
                                                  --------- --------
Income from continuing operations before income
 taxes                                               5,372     5,493

Provision for income taxes                           1,508     1,258
                                                  --------- --------
Income from continuing operations                    3,864     4,235

Discontinued operations
(Loss) from operations of discontinued operations
 (less applicable income tax (benefit) of $(34) in
 Q1 2005 and $(354) in Q1 2004                         (50)     (912)
Income on disposal of discontinued operations (less
 applicable income tax provision of $13 in Q1 2005
 and $24 in Q1 2004                                     86       196
                                                  --------- --------
Income (loss) from discontinued operations              36      (716)
                                                  --------- --------
Net income                                         $ 3,900   $ 3,519
                                                  ========= ========

Earnings (loss) per share
Diluted
Continuing operations                              $  1.66   $  1.81
Discontinued operations                            $  0.02   $ (0.31)
                                                  --------- --------
Total                                              $  1.67 * $  1.51 *

Basic
Continuing operations                              $  1.67   $  1.83
Discontinued operations                            $  0.02   $ (0.31)
                                                  --------- --------
Total                                              $  1.68 * $  1.52

Earnings (loss) per ADS
(10 ADS : 1 Share)
Diluted
Continuing operations                              $  0.17   $  0.18
Discontinued operations                            $  0.00   $ (0.03)
                                                  --------- --------
Total                                              $  0.17   $  0.15

Basic
Continuing operations                              $  0.17   $  0.18
Discontinued operations                            $  0.00   $ (0.03)
                                                  --------- --------
Total                                              $  0.17   $  0.15

Shares used to compute net income per share
Diluted                                              2,330     2,335
Basic                                                2,319     2,315

* figures do not total due to rounding




                          INFICON Holding AG
                      Consolidated Balance Sheets
                      (U.S. Dollars in thousands)
                              (unaudited)

                                             March 31,   December 31,
                                               2005          2004
                                               ----          ----
Assets

Current assets:
Cash and cash equivalents                   $   53,299    $   56,116
Short term investments                           5,033         5,048
Trade accounts receivable, net                  24,385        19,998
Accounts receivable - affiliates                   849           735
Inventories, net                                21,617        21,029
Deferred tax assets                              2,594         2,650
Other current assets                             4,051         3,177
                                             ----------    ----------
Total current assets                           111,828       108,753

Property plant and equipment, net               21,885        22,779
Intangibles, net                                 1,122         1,334
Deferred tax assets                             36,994        37,134
Other assets                                     2,397         2,165
                                             ----------    ----------
Total non current assets                        62,398        63,412

Total assets                                $  174,226    $  172,165
                                             ==========    ==========

Liabilities and stockholders' equity

Current liabilities:
Trade accounts payable                      $    6,389    $    6,092
Accounts payable - affiliates                      147           268
Short term borrowings                            1,199             -
Accrued liabilities                             14,494        15,081
Income taxes payable                             2,309         1,617
Deferred tax liabilities                         1,392         1,005
                                             ----------    ----------
Total current liabilities                       25,930        24,063

Deferred tax liabilities                           623           550
Other liabilities                                5,501         5,248
                                             ----------    ----------
Total non current liabilities                    6,124         5,798

Total liabilities                               32,054        29,861

Stockholders' equity                           142,172       142,304
                                             ----------    ----------
Total liabilities and stockholders' equity  $  174,226    $  172,165
                                             ==========    ==========




                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                      (U.S. Dollars in thousands)
                              (unaudited)

                                                   Three Months Ended
                                                        March 31,
                                                     2005      2004
                                                     ----      ----
Cash flows from operating activities:
 Net income                                        $  3,900  $  3,519
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                       1,076     1,209
  Gain on receipt of marketable securities                -      (454)
  Unrealized Gain on marketable securities                -       158
  Impairment of long lived assets                         -       341
  Deferred taxes                                        337     1,277
  Changes in operating assets and liabilities:
   Trade accounts receivable                         (4,998)   (3,957)
   Inventories                                       (1,358)   (2,569)
   Other assets                                      (1,485)   (1,777)
   Accounts payable                                     400     1,633
   Accrued liabilities                                  (72)    2,719
   Income taxes payable                                 766      (192)
   Other liabilities                                    699       571
                                                    --------  --------
Net cash provided (used in) by operating activities    (735)    2,478

Cash flows from investing activities:
 Purchases of property, plant and equipment            (939)   (1,091)
 Purchase of short-term investment                     (254)        -
                                                    --------  --------
Net cash (used in) investing activities              (1,193)   (1,091)

Cash flows from financing activities:
 Proceeds from short term borrowings                  1,199         -
 Proceeds from exercise of stock options                297         -
                                                    --------  --------
Net cash provided by financing activities             1,496         -
                                                    --------  --------
Effect of exchange rate changes on cash and cash
 equivalents                                         (2,385)   (1,041)
                                                    --------  --------
Increase (decrease) in cash and cash equivalents     (2,817)      346
Cash and cash equivalents at beginning of period     56,116    37,074
                                                    --------  --------
Cash and cash equivalents at end of period         $ 53,299  $ 37,420
                                                    ========  ========

    CONTACT: Corporate Contact
             INFICON
             Betty Ann Kram, 315/434-1122
             BettyAnn.Kram@inficon.com
               or
             European Contact
             sensus pr GmbH
             Bernhard Schweizer, +41.43.366.5511
             bschweizer@sensus.ch
               or
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried
             212/838-3777
             jbs@lhai.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 14, 2005          INFICON Holding AG


                               By:    /s/ Peter G. Maier
                                      ------------------------------------------
                                      Name:   Peter G. Maier
                                      Title:  Vice President and Chief Financial
                                              Officer